Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated March 21, 2011
Relating to Preliminary Prospectus Supplement dated March 21, 2011
Registration No. 333-156251
Associated Banc-Corp
Pricing Term Sheet

Issuer:	Associated Banc-Corp
Ratings*:	Baa1/ BBB- (Moody’s/Fitch)
Security Type:	Senior Notes
Principal Amount:	$300,000,000
Net Proceeds (before expenses):	$297,240,000
Maturity:	March 28, 2016
Coupon:	5.125%
Price to Public:	99.53% of face amount
Benchmark Treasury:	2.125% due February 29, 2016
Benchmark Treasury Price and Yield:	100 13¾; 2.033%
Spread to Benchmark Treasury:	+320 basis points
Yield to Maturity:	5.233%
Interest Payment Dates:	March 28 and September 28, commencing September 28, 2011
Redemption Provisions:
Redemption Date / Terms:	February 28, 2016 / Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. Issuer shall provide 10 to 60 calendar days notice of redemption to the registered holder of the notes.
Trade Date:	March 21, 2011
Settlement Date:	March 28, 2011 (T+5)
CUSIP/ISIN:	045488 AC7 / US045488AC77
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Co-Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The following table sets forth the following capital ratios (1) as adjusted to give effect to the offering and (2) as further adjusted to give effect to the Issuer’s anticipated use of a portion of the proceeds from the offering to repay $262.5 million liquidation amount of the Issuer’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, plus approximately $1.8 million of accrued and unpaid dividends thereon (assuming repayment on April 6, 2011).

		As adjusted for
		notes issuance and
	As adjusted for	Series A Preferred
	notes issuance	Repurchase
Tier 1 common equity to risk-weighted assets	12.26%	12.22%
Tier 1 risk-based capital ratio	17.58%	15.64%
Total risk-based capital ratio	19.05%	17.11%
The issuer has filed a registration statement (including a preliminary prospectus supplement dated March 21, 2011 and an accompanying prospectus dated December 17, 2008) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect 1-212-834-4533; or Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or emailing prospectus.cpdg@db.com.

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